================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ____________
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 10)
                                  BIOTIME INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

 COMMON SHARES, PAR VALUE $.01 PER SHARE                 09066L105
-------------------------------------------    ---------------------------------
(Title of class of securities)                          (CUSIP number)

                             Gary K. Duberstein, Esq.
                             Greenway Partners, L.P.
                          909 Third Avenue, 30th Floor
                            New York, New York 10022
--------------------------------------------------------------------------------
                                 (212) 350-5100
--------------------------------------------------------------------------------
             (Name,address,and telephone number of person authorized
                     to receive notices and communications)


                                December 2, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                              (Page 1 of 12 Pages)

================================================================================




Doc No. 1221098


CUSIP No. 09066L105                                                      13D                    Page 2 of 12 Pages
----------------------------------------------------------------------              ------------------------------------------------
------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  GREENBELT CORP.


                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
                    13-3791931
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                            (A) [X]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  00
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                                [_]
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
------------------------------ ------- ---------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER                                                                    739,392
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                                       0
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                              739,392
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                                  0
------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:                                                                                      739,392
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                                [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- --------------------------------------------------------------------------------------------- ------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                        5.5%
                    8.5%
------------------- --------------------------------------------------------------------------------------------- ------------------

        14          TYPE OF REPORTING PERSON:                          CO
------------------- -------------------------------------------------- -------------------------------------------------------------




CUSIP No. 09066L105                                                      13D                    Page 3 of 12 Pages
----------------------------------------------------------------------              -----------------------------------------------
------------------- ---------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  GREENWAY PARTNERS, L.P.


                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
                    13-3714238
------------------- --------------------------------------------------------------------------------------------- -----------------
                                                                                                                           (A) [X]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (B) [_]
------------------- ---------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ---------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  WC, OO
------------------- --------------------------------------------------------------------------------------------- -----------------
                                                                                                                               [_]
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------- ---------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
------------------- ---------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                   90,750
           SHARES
------------------------------ ------- --------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                                     0
          OWNED BY
------------------------------ ------- --------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                             90,750
          REPORTING
------------------------------ ------- --------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                                0
------------------------------ ------- --------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:                                                                                      90,750
------------------- --------------------------------------------------------------------------------------------- -----------------
                                                                                                                               [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- ---------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                       0.7%
------------------- ---------------------------------------------------------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          PN
------------------- -------------------------------------------------- -------------------------------------------------------------



CUSIP No. 09066L105                                                      13D                    Page 4 of 12 Pages
----------------------------------------------------------------------              ------------------------------------------------
------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  GREENHOUSE PARTNERS, L.P.


                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
                    13-3793447
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                            (A) [X]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:   WC, AF, OO
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                                [_]
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                         0
           SHARES
------------------------------ ------- -------------------------------------------------------------------------- ------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                                  90,750
          OWNED BY
------------------------------ ------- -------------------------------------------------------------------------- ------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                                    0
          REPORTING
------------------------------ ------- -------------------------------------------------------------------------- ------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                             90,750
------------------------------ ------- -------------------------------------------------------------------------- ------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                                   90,750
                    REPORTING PERSON:
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                                [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- --------------------------------------------------------------------------------------------- ------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                        0.7%
------------------- --------------------------------------------------------------------------------------------- ------------------

        14          TYPE OF REPORTING PERSON:                          PN
------------------- -------------------------------------------------- -------------------------------------------------------------



CUSIP No. 09066L105                                                      13D                    Page 5 of 12 Pages
----------------------------------------------------------------------              ------------------------------------------------
------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  GREENBROOK VALLEY LLC


                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                            (A) [X]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:   WC, AF, OO
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                                [_]
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
------------------- ----------------------------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                                                                         0
           SHARES
------------------------------ ------- -------------------------------------------------------------------------- ------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                                  90,750
          OWNED BY
------------------------------ ------- -------------------------------------------------------------------------- ------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                                    0
          REPORTING
------------------------------ ------- -------------------------------------------------------------------------- ------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                             90,750
------------------------------ ------- -------------------------------------------------------------------------- ------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                                   90,750
                    REPORTING PERSON:
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                                [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- --------------------------------------------------------------------------------------------- ------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                        0.7%
------------------- --------------------------------------------------------------------------------------------- ------------------

        14          TYPE OF REPORTING PERSON:                          OO
------------------- -------------------------------------------------- -------------------------------------------------------------



CUSIP No. 09066L105                                                      13D                    Page 6 of 12 Pages
----------------------------------------------------------------------              ------------------------------------------------
------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  GREENMINT LLC


                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                            (A) [X]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:   WC, AF, OO
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                                [_]
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                         0
           SHARES
------------------------------ ------- -------------------------------------------------------------------------- ------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                                  90,750
          OWNED BY
------------------------------ ------- -------------------------------------------------------------------------- ------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                                    0
          REPORTING
------------------------------ ------- -------------------------------------------------------------------------- ------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                             90,750
------------------------------ ------- -------------------------------------------------------------------------- ------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                                   90,750
                    REPORTING PERSON:
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                                [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- --------------------------------------------------------------------------------------------- ------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                        0.7%
------------------- -------------------------------------------------- -------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          OO
------------------- -------------------------------------------------- -------------------------------------------------------------



CUSIP No. 09066L105                                                      13D                    Page 7 of 12 Pages
----------------------------------------------------------------------              ------------------------------------------------
------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  ALFRED D. KINGSLEY


                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                            (A) [X]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  PF, AF, OO
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                                [_]
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                 2,199,478
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                                 830,142
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                            2,199,478
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                            830,142
------------------- ----------------------------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:                                                                                    3,029,620
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                                [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                      21.8%
------------------- -------------------------------------------------- -------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          IN
------------------- -------------------------------------------------- -------------------------------------------------------------



CUSIP No. 09066L105                                                      13D                    Page 8 of 12 Pages
----------------------------------------------------------------------              ------------------------------------------------
------------------- ----------------------------------------------------------------------------------------------------------------

        1           NAME OF REPORTING PERSON:  GARY K. DUBERSTEIN


                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                            (A) [X]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------

        4           SOURCE OF FUNDS:  PF, AF, OO
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                                [_]
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                    10,895
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                                 830,142
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                               10,895
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                            830,142
------------------------------ ------- ---------------------------------------------------------------------------------------------

        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:                                                                                      841,037
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                                [_]
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                       6.2%
------------------- -------------------------------------------------- -------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                          IN
------------------- -------------------------------------------------- -------------------------------------------------------------


     This Amendment No. 10 ("Amendment No. 10") amends and supplements the Statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998, Amendment No. 2, dated August 18, 2000, Amendment No. 3, dated December 8, 2000, Amendment No. 4, dated March 30, 2001, Amendment No. 5, dated August 31, 2001, Amendment No. 6, dated April 1, 2002, Amendment No. 7 dated April 17, 2002, Amendment No. 8 dated May 31, 2002, and Amendment No. 9 dated July 3, 2002 (the "Statement")) relating to the common stock, par value $.01 per share (the "Shares"), of BioTime Inc., a California corporation (the "Company"), and is filed by and on behalf of Greenbelt Corp. ("Greenbelt"), Greenway Partners, L.P. ("Greenway"), Greenhouse Partners, L.P. ("Greenhouse"), Greenbrook Valley LLC ("Greenbrook"), Greenmint LLC ("Greenmint"), Alfred D. Kingsley and Gary K. Duberstein (collectively, the "Reporting Persons"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 2.  IDENTITY AND BACKGROUND

     Each of Greenbrook and Greenmint is a Delaware limited liability company whose principal business is being a general partner of Greenhouse. The present principal occupation of Mr. Kingsley is serving as senior managing director of Greenway, president of Greenbelt, and the sole member of Greenbrook. The present principal occupation of Mr. Duberstein is serving as managing director of Greenway, vice president, secretary and treasurer of Greenbelt, and the sole member of Greenmint. Mr. Kingsley and Mr. Duberstein are citizens of the United States. During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The business address of each of the Reporting Persons is 909 Third Avenue, 30th Floor, New York, NY 10022.

     Except as set forth above, the information set forth in Item 2 of the Statement remains unchanged.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On August 12, 2002, the Company completed a private placement of 1,852,785 Shares. Mr. Kingsley purchased 89,285 Shares in that private placement at a price of $1.12 per Share using personal funds.

     An additional 64,932 Shares were earned by Greenbelt pursuant to the "2002 Consulting Agreement," as hereinafter defined, through December 3, 2002.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of December 3, 2002, the Reporting Persons beneficially owned in the aggregate 3,040,515 Shares constituting 21.9% of the outstanding Shares. Pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934, (i) such aggregate number includes 310,769 previously reported March Aggregate Warrant Shares (as adjusted for expired warrants), and (ii) 64,932 Shares (the "Greenbelt Consulting Shares") earned through December 3, 2002 that the Company is obligated to deliver to Greenbelt under the "2002 Consulting Agreement" as hereinafter defined. The percentage of Shares beneficially owned by the Reporting Persons is determined based upon an aggregate of 13,865,802 Shares outstanding consisting of (a) the 13,490,101 Shares outstanding on November 8, 2002, based upon the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, (b) the 310,769 remaining March Aggregate Warrant Shares, and (c) the 64,932 Greenbelt Consulting Shares. The Reporting

Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table. In such table, pursuant to Rule 13d-3, (i) the Greenbelt Consulting Shares are deemed outstanding for determining the percentage ownership of Shares by Greenbelt and (ii) the Kingsley Warrant Shares and March Kingsley Warrant Shares are deemed outstanding for determining the percentage ownership of Shares by Kingsley, who is the direct beneficial owner thereof.


   NAME              NUMBER OF SHARES                  APPROXIMATE PERCENTAGE
   ----              ----------------                  OF OUTSTANDING SHARES
                                                       ----------------------
Greenbelt                  739,392                              5.5%
 Greenway                   90,750                              0.7%
 Kingsley                2,199,478                             15.9%
Duberstein                  10,895                              0.1%

     Greenbelt has direct beneficial ownership of 739,392 Shares, including the Greenbelt Consulting Shares. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own the Shares that Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

     Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership. Greenbrook and Greenmint, as general partners of Greenhouse, may be deemed to own beneficially Shares that Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein, as the sole member of Greenbrook and Greenmint, respectively, may be deemed to beneficially own, respectively, Shares which Greenbrook and Greenmint may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein, and Greenbrook and Greenmint, disclaims beneficial ownership of such Shares for all other purposes.

     (b) If Greenbelt were to receive the Greenbelt Consulting Shares earned through December 3, 2002, it would then have the sole power to vote or direct the vote of 739,392 Shares and the sole power to dispose or direct the disposition of such Shares. Messrs. Kingsley and Duberstein may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

     Greenway has the sole power to vote or direct the vote of 90,750 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhouse, Greenbrook, Greenmint and Messrs. Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

     If Mr. Kingsley were to exercise in full the Kingsley Warrant, the August Kingsley Warrant and the March Kingsley Warrant, which are all presently exercisable, he would have the sole power to vote or direct the vote of 2,199,478 Shares and the sole power to dispose or direct the disposition of such Shares.

     Mr. Duberstein has the sole power to vote or direct the vote of 10,895 Shares and the sole power to dispose or direct the disposition of such Shares.

     (c) Information concerning transactions in the Shares by the Reporting Persons since the filing of Amendment No. 9 is set forth in Items 2 and 6 hereof, which are incorporated herein by reference.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


     On December 2, 2002, Greenbelt and the Company further extended and modified their Consulting Agreement (the "2002 Consulting Agreement") setting forth the terms pursuant to which Greenbelt will act as a financial adviser to the Company for the period April 1, 2002 through March 31, 2003, unless sooner terminated. The 2002 Consulting Agreement provides for the payment by the Company to Greenbelt for its financial advisory services of certain cash consideration and the issuance of 100,000 Shares over the term of the agreement. A copy of the 2002 Consulting Agreement is attached hereto as Exhibit 18 and is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following Exhibits are filed herewith:

                     DESCRIPTION
                     -----------

     18. 2002 Consulting Agreement dated December 2, 2002 between
BioTime Inc. and Greenbelt Corp.

     19. Joint Filing Agreement dated December 3,2002

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:   December 3, 2002


GREENHOUSE PARTNERS, L.P                         GREENMINT LLC
By:      Greenmint LLC,
         its general partner                     By:   /s/Gary K. Duberstein
                                                       ----------------------
                                                       Gary K. Duberstein,
By:      /s/Gary K. Duberstein                         Member
         ---------------------
         Gary K. Duberstein,
         Member                                  GREENBROOK VALLEY LLC

                                                  By:  /s/Alfred D. Kingsley
                                                       -------------------------
GREENWAY PARTNERS, L.P.                                Alfred D. Kingsley
By:      Greenhouse Partners, L.P.,                    Member
         its general partner

By:      Greenmint LLC, its general partner

By:      /s/Gary K. Duberstein
         ---------------------
         Gary K. Duberstein,
         Member


GREENBELT CORP.


By:      /s/Alfred D. Kingsley
         ---------------------
            Alfred D. Kingsley,
            President


         /s/Alfred D. Kingsley
         ---------------------
            Alfred D. Kingsley


          /s/Gary K. Duberstein
          ---------------------
             Gary K. Duberstein

                                  EXHIBIT INDEX


         DESCRIPTION
         -----------

     18. 2002 Consulting Agreement dated December 2, 2002 between BioTime Inc. and Greenbelt Corp.

     19. Joint Filing Agreement dated December 3, 2002.